Filed by Aegis Realty Inc.
                           Pursuant to Rule 425 Under the Securities Act of 1933
                                                                and Deemed Filed
               Pursuant to Rule 14a-12 Under the Securities Exchange Act of 1934

                                              Subject Company: Aegis Realty Inc.
                                                  Commission File No.: 333-55973



Aegis Realty Updates Status of Previously Announced Acquisition Transaction

NEW YORK, April 20 /PRNewswire Interactive News Release/ - Aegis Realty Inc., ("Aegis"), (Amex: AER - news), today provided the following update on the status of the acquisition transaction it previously announced on December 21, 2000 with P.O'B. Montgomery & Company and its investment partners ("POB").

Aegis originally expected to close the acquisition transaction in late Spring 2001, subject to stockholder approval. Certain stockholders have raised concerns about the transaction. Aegis is currently considering those concerns and is engaged in discussions with POB, which may or may not result in material changes to the transaction as previously announced.

The POB transaction is subject to the approval of Aegis' stockholders and customary conditions. No assurances can be given that the transaction will close nor is there any assurance that the transaction will be restructured, or if restructured, that it will address the previously expressed concerns of certain stockholders.

Aegis Realty, a geographically diversified real estate investment trust, has property holdings in 15 states. The Company's current portfolio includes direct or indirect interests in 28 neighborhood shopping centers, two garden apartment complexes and one participating Federal Housing Administration (FHA) co-insured mortgage loan.

Certain items in this press release may constitute forward-looking statements within the meaning of the Private Litigation Reform Act of 1995 and as such may involve known and unknown risks, trends, uncertainties and other factors which may cause the actual results, performance or achievements expressed or implied by such forward-looking statements. Among those risks, trends and uncertainties are the general economic climate; the supply of and demand for shopping center properties; interest rate levels; the availability of financing; and other risks associated with the development and acquisition


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of properties; the failure of Aegis stockholders to approve the consolidation and the risk that the businesses will not be integrated successfully. Additional factors that could cause Aegis' results to differ materially from those described in the forward-looking statements can be found in the 2000 Annual Repot of Form 10-K and the proxy statement which will be delivered to stockholders as part of the approval process. The Company expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any changes in the Company's expectations with regard thereto or change in events, conditions or circumstances on which any such statement is based.

AEGIS PLANS TO FILE A PROXY STATEMENT WITH THE SEC IN CONNECTION WITH THE ABOVE-DESCRIBED TRANSACTION. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE PROXY STATEMENT BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION. THE PROXY STATEMENT AND OTHER DOCUMENTS FILED BY AEGIS WITH THE SEC MAY BE OBTAINED WHEN THEY BECOME AVAILABLE FREE OF CHARGE AT THE SEC'S WEBSITE (http://www.sec.gov).

AEGIS, AND ITS DIRECTORS AND OFFICERS, AND THE ADVISOR, AND THE DIRECTORS AND OFFICERS OF ITS SOLE GENERAL PARTNER, MAY BE DEEMED TO BE "PARTICIPANTS" IN THE SOLICITATION OF PROXIES FROM AEGIS STOCKHOLDERS IN CONNECTION WITH THE TRANSACTION. THESE POTENTIAL PARTICIPANTS HAVE INTERESTS IN THE TRANSACTION, SOME OF WHICH COULD DIFFER FROM THOSE OF AEGIS STOCKHOLDERS GENERALLY. INFORMATION ABOUT THE DIRECTORS AND OFFICERS OF AEGIS AND THE GENERAL PARTNER OF THE ADVISOR, INCLUDING SUCH INDIVIDUALS' OWNERSHIP OF AEGIS SHARES, IS SET FORTH IN THE PROXY STATEMENT FOR AEGIS' 2000 ANNUAL MEETING OF STOCKHOLDERS (AND IS AVAILABLE AT THE SEC WEBSITE LISTED ABOVE). INVESTORS AND SECURITY HOLDERS MAY OBTAIN ADDITIONAL INFORMATION REGARDING THE INTERESTS OF SUCH POTENTIAL PARTICIPANTS BY READING THE PROXY STATEMENT WHEN IT BECOMES AVAILABLE.


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